October 1, 1008

Mr. Kevin Woody, Accounting Branch Chief

Mail Stop 4561

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

RE:

Inland Western Retail Real Estate Trust, Inc.

Form 10-K for the fiscal year ended December 31, 2007

Filed March 31, 2008

File No. 0-51199

Dear Mr. Woody:

The purpose of this letter is to respond to your letter of September 19, 2008.  Please find below our response to your comments.  For your convenience we have duplicated the text of each of your comments before our response.

Form 10-K for the fiscal year ended December 31, 2007

Item 8.  Consolidated Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(1)

Organization and Basis of Presentation, page 58

1.

Regarding the value of the tangible and intangible assets valued by the independent third party, it is unclear to us based on your response to prior comment three whether management is ultimately responsible for the valuation of these assets.  Please provide us with the management’s analysis supporting a conclusion that the independent third party is not an expert.  If you deem the independent third party to be an expert please revise your disclosure to name the independent third party and provide appropriate consent.

The third sentence of the sixth paragraph under Organization and Basis of Presentation on page 59 reads:

“As part of the merger, the value assigned to these tangible and intangible assets was determined by an independent third party engaged to provide such information.”

This statement may imply that some of our reported financial information is based on assertions made by an expert; however, we did not intend this sentence to expertise the firm referenced or the data it provided.  In order to clarify this sentence, we will modify our disclosure in future filings as follows:

“As part of the merger, the Company assigned values to these tangible and intangible assets at their estimated fair values.”

SEC Comment Letter Response

Inland Western Retail Real Estate Trust, Inc.

We further note that the information received from the independent third party valuation consultant was not prepared for use in connection with a registration statement.  In our valuation of tangible and intangible assets related to the November 15, 2007 merger transaction, we used a variety of resources and methods, including the study from the independent third party valuation consultant.  However, we take full responsibility for our conclusions and do not intend to transfer responsibility to the independent third party valuation consultant or any other persons.  Because our valuations involved the evaluation of facts, circumstances and judgment, we believe it is helpful to the reader to understand that we have been diligent in carrying out our responsibilities by utilizing the multiple resources and methods that were available to us.  We believe the language above will help clarify that we did not intend to transfer responsibility to the independent third party valuation consultant.  Therefore, we respectfully submit that our valuation of tangible and intangible assets were not “reviewed or passed upon” by an expert with the meaning of Rule 436(b) under the Securities Act of 1933 and we do not consider the independent third party valuation consultant to have served as an expert within the meaning of Section 7 of the Securities Act.

(2)

Summary of Significant Accounting Policies

Real Estate, page 62

(2)

Based on your response to prior comment five, it is unclear to us whether management is ultimately responsible for the valuation of Land and Buildings and Improvements obtained upon acquisitions of properties.  Please provide us with management’s analysis supporting a conclusion that the independent third party appraisers are not experts.  If you deem the independent third party appraisers to be experts, please revise your disclosure to name the independent third party and provide the appropriate consents.

The third sentence of the second paragraph under Real Estate on page 63 reads:

“The Company uses the information contained in the independent appraisal obtained upon acquisition of each property as the primary basis for the allocation to land and building and improvements.”

This statement may imply that some of our reported financial information is based on assertions made by experts; however, we did not intend this sentence to expertise the firms referenced or the data they provided.  In order to clarify this sentence, we will modify our disclosure in future filings as follows:

“Purchase price allocations are based on the Company’s estimates.  In some circumstances the Company engages independent real estate appraisal firms to provide market information and evaluations that are relevant to the Company’s purchase price allocations; however, the Company is ultimately responsible for the purchase price allocations.”

We further note that the studies received are not prepared for use in connection with a registration statement.  We routinely receive information from appraisal firms in connection with acquisitions and potential acquisitions of properties.  In making our allocations and determinations, we use a variety of resources, including studies from appraisal firms.  However, we take full responsibility for our conclusions and do not intend to transfer responsibility to appraisal firms or any other persons.  Because our allocations and determinations involve significant use of estimates and judgment, we believe it is helpful to the reader to understand that we have been diligent in carrying out our responsibilities by utilizing multiple resources that are available to us.  We believe the language above will help clarify that we did not intend to transfer responsibility to appraisal firms, but rather used this data as additional due diligence in our own allocations and determinations.  Therefore, we respectfully submit that our

SEC Comment Letter Response

Inland Western Retail Real Estate Trust, Inc.

allocations and determinations were not “reviewed or passed upon” by an expert with the meaning of Rule 436(b) under the Securities Act of 1933 and we do not consider appraisal firms to serve as experts within the meaning of Section 7 of the Securities Act.

In connection with our response to your comments we acknowledge that:

•

we are responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As requested, in addition to supplying our response to you directly via facsimile, the above comments and response have been filed on EDGAR.  We believe our response to this letter fully addresses your concerns as articulated in your letter of September 19, 2008.  If I can be of any further assistance, please feel free to contact me directly at 630.645.7241.

Sincerely

INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

/s/ Steven P. Grimes

Steven P. Grimes

Chief Operating Officer and Chief Financial Officer

Copies:

Michael J. O’Hanlon, President and Chief Executive Officer

Dennis K. Holland, General Counsel

James W. Kleifges, Chief Accounting Officer

David Kaufman, Duane Morris

John Lindell, KPMG LLP

Anthony Circolone, KPMG LLP